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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)


                          CHICAGO PIZZA & BREWERY, INC.
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                                (Name of Issuer)


                      COMMON STOCK, NO PAR VALUE PER SHARE
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                         (Title of Class of Securities)


                                   167889 10 4
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                                 (CUSIP Number)


                                WILLIAM H. TILLEY
                              2200 W. VALLEY BLVD.
                           ALHAMBRA, CALIFORNIA 91803
                                 (626) 576-0737
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 APRIL 30, 2001
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             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /.

                       (Continued on the following pages)


                                Page 1 of 7 Pages

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


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                                  SCHEDULE 13D
-----------------------------                         --------------------------
   CUSIP No. 167889 10 4                                     PAGE 2 OF 7
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1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         WILLIAM H. TILLEY
         IRS NO.:  ###-##-####
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) / /
                                                                   (b) / /
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3        SEC USE ONLY

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4        SOURCE OF FUNDS*

         PF
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                 / /
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES
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NUMBER OF                7      SOLE VOTING POWER
SHARES
BENEFICIALLY                    800,000
OWNED BY EACH            -------------------------------------------------------
REPORTING                8      SHARED VOTING POWER
PERSON WITH
                                4,058,058*
                         -------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                800,000
                         -------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                4,058,058*
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,858,058 SHARES
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                               /X/
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         57.4%(1)
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14       TYPE OF REPORTING PERSON*

         IN
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(1) Based on 8,458,321 shares of Common Stock outstanding as of April 30, 2001 as calculated by adding the 800,000 shares of Common Stock sold by Chicago Pizza to William H. Tilley on April 30, 2001 to the 7,658,321 shares of Common Stock outstanding as of April 26, 2001, as reported by Chicago Pizza & Brewery, Inc. in its Form 10-K/A filed April 30, 2001 and computed in accordance with Rule 13d-3(d)(1).
* The Reporting Person expressly disclaims (i) the existence of any group and
(ii) beneficial ownership with respect to any shares other than the shares owned of record by such Reporting Person.
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                                                     Page 3 of 7

ITEM 1.           SECURITY AND ISSUER.

                  This statement relates to the beneficial ownership of shares of common stock, no par value per share ("Common Stock"), of Chicago Pizza & Brewery, Inc., a California corporation ("Chicago Pizza"). The principal executive offices of Chicago Pizza are located at 26131 Marguerite Parkway, Suite A, Mission Viejo, CA 92692. This statement is the initial filing by William H. Tilley with respect to the Common Stock of Chicago Pizza.

ITEM 2.           IDENTITY AND BACKGROUND.

                  William H. Tilley is the CEO, a Director and the Chairman of the Board of Directors of The Jacmar Companies. His business address is 2200 W. Valley Blvd., Alhambra, California 91803.

                  The Jacmar Companies is a California corporation. The Jacmar Companies' address is 2200 W. Valley Blvd., Alhambra, California 91803. The principal business of The Jacmar Companies is operating a specialty wholesale foodservice distributor serving Central and Southern California, operating various restaurants, performing property management services and making investments. William H. Tilley is referred to herein as the "Filing Party."

                  William H. Tilley may be deemed to be the beneficial owner of the shares of Chicago Pizza Common Stock held by The Jacmar Companies, including those shares which The Jacmar Companies may be deemed to be a beneficial owner as a consequence of its membership interest in BJ Chicago, LLC.

                  During the last five years, William H. Tilley has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of the proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The aggregate purchase price for the 800,000 shares of Common Stock acquired by William H. Tilley, the Chairman of the Board of Directors and the CEO of The Jacmar Companies, was $2,000,000. Mr. Tilley used his own personal funds to make the purchase.

                  The aggregate purchase price for shares of Common Stock acquired by The Jacmar Companies was $2,825,174. The source of funds for the purchase of the shares of Common Stock acquired by The Jacmar Companies was from working capital.

                  The aggregate purchase price for the initial 2,206,500 shares of Common Stock acquired by BJ Chicago, LLC on January 18, 2001 was $8,826,000. The source of funds for the purchase of the shares of Common Stock acquired by BJ Chicago, LLC was from capital contributions made by its members. The members used working capital to make their capital contributions.

                  The aggregate purchase price for the additional 661,358 shares of Common Stock acquired by BJ Chicago, LLC from significant shareholders of Chicago Pizza on March 13, 2001 was $1,818,734.50. The source of funds for the purchase of the shares of Common Stock acquired by BJ


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                                                                     Page 4 of 7


Chicago, LLC was from additional capital contributions made by its members. The members used working capital to make their capital contributions.

ITEM 4.           PURPOSE OF TRANSACTION.

                  William H. Tilley acquired his 800,000 shares of Common Stock for investment purposes. The Jacmar Companies acquired its 1,190,200 shares of Common Stock for investment purposes. BJ Chicago, LLC acquired its 2,867,858 shares for investment purposes. Upon the completion of BJ Chicago, LLC's acquisition of the shares described above, Chicago Pizza elected two designees of BJ Chicago, LLC to its Board of Directors.

                  The Filing Party intends to monitor and evaluate its direct and indirect investments in Chicago Pizza on a continuing basis. Based upon its evaluation from time to time, he may acquire additional shares of Common Stock of Chicago Pizza, dispose of shares of Common Stock he beneficially owns, submit one or more proposals for the consideration of management of Chicago Pizza, and/or communicate with other shareholders of Chicago Pizza.

                  Except as set forth above, the Filing Party has no plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Filing Party, however, may at any time and from time to time, review or reconsider his position with respect to any of such matters.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  On March 13, 2001, BJ Chicago, LLC purchased an aggregate of 661,679 shares of Common Stock of Chicago Pizza from Paul Motenko and Jerry Hennessy, the Co-Chief Executive Officers of Chicago Pizza, at a purchase price of $2.75 per share pursuant to a Stock Purchase Agreement dated December 20, 2000 by and among BJ Chicago, LLC, Paul Motenko and Jerry Hennessy, as amended by the First Amendment to Stock Purchase Agreement dated January 18, 2001.

                  On April 30, 2001, William H. Tilley purchased an aggregate of 800,000 shares of Common Stock of Chicago Pizza from Chicago Pizza at a purchase price of $2.50 per share pursuant to a Stock Purchase Agreement dated February 22, 2001 by and among William H. Tilley, The Jacmar Companies, BJ Chicago, LLC and Chicago Pizza. The original agreement had contemplated William H. Tilley purchasing 400,000 shares of Common Stock and The Jacmar Companies purchasing 400,000 shares of Common Stock, but by agreement of the parties, William H. Tilley purchased the aggregate of 800,000 shares of Common Stock of Chicago Pizza sold by Chicago Pizza.

                  The shares of Common Stock with respect to which William H. Tilley has sole or shared voting power or sole or shared dispositive power constitute approximately 57.4% of the outstanding Common Stock of Chicago Pizza, based upon the 8,458,321 shares of Common Stock outstanding as of April 30, 2001 as calculated by adding the 800,000 shares of Common Stock sold by Chicago Pizza to William H. Tilley on April 30, 2001 to the 7,658,321 shares of Common Stock outstanding as of April 26, 2001, as reported by Chicago Pizza & Brewery, Inc. in its Form 10-K/A filed April 30, 2001. William H. Tilley has sole voting and investment power with respect to the 800,000 shares held by him and has shared voting and investment power with respect to the 4,058,058 shares of Common Stock that The Jacmar Companies may be deemed to beneficially own.

                  The shares of Common Stock that The Jacmar Companies may be deemed to beneficially own constitute approximately 48.0% of the outstanding Common Stock of Chicago Pizza, based upon the 8,458,321 shares of Common Stock outstanding as of April 30, 2001 as calculated by adding the 800,000 shares of Common Stock sold by Chicago Pizza to William H. Tilley on April 30, 2001 to the 7,658,321 shares of Common Stock outstanding as of April 26, 2001, as reported by Chicago Pizza & Brewery, Inc. in its Form 10-K/A filed April 30, 2001. The Jacmar Companies has the sole power of voting and disposition with respect to 1,190,200 shares of Common Stock and shared power of voting and disposition with respect to 2,867,858 shares of Common Stock.

                  The shares of Common Stock that BJ Chicago, LLC may be deemed to beneficially own constitute approximately 33.9% of the outstanding Common Stock of Chicago Pizza, based upon the 8,458,321 shares of Common Stock outstanding as of April 30, 2001 as calculated by adding the 800,000 shares of Common Stock sold by Chicago Pizza to William H. Tilley on April 30, 2001 to the 7,658,321 shares of Common Stock outstanding as of April 26, 2001, as reported by Chicago Pizza & Brewery, Inc. in its Form 10-K/A filed April 30, 2001. BJ Chicago, LLC has the sole power of voting and disposition with respect to the 2,867,858 shares of Common Stock owned of record by it.


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                                                                     Page 5 of 7


                  The shares of Common Stock with respect to which Golden Resorts, Inc. has sole or shared voting power or sole or shared dispositive power constitute approximately 33.9% of the outstanding Common Stock of Chicago Pizza, based upon the 8,458,321 shares of Common Stock outstanding as of April 30, 2001 as calculated by adding the 800,000 shares of Common Stock sold by Chicago Pizza to William H. Tilley on April 30, 2001 to the 7,658,321 shares of Common Stock outstanding as of April 26, 2001, as reported by Chicago Pizza & Brewery, Inc. in its Form 10-K/A filed April 30, 2001. Golden Resorts, Inc. has shared voting and investment power with respect to the 2,867,858 shares of Common Stock that BJ Chicago, LLC may be deemed to beneficially own.

                  The Filing Party disclaims beneficial ownership of all shares of Common Stock covered by this Schedule 13D not owned of record by him.

                  Except as described in this Item 5 and in Item 6 above, the Filing Party has not effected transactions in Chicago Pizza's Common Stock within 60 days prior to the date of this statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Pursuant to a Stock Purchase Agreement dated February 22, 2001 among The Jacmar Companies, William H. Tilley, BJ Chicago, LLC and Chicago Pizza, Chicago Pizza has agreed to sell, upon the request of BJ Chicago, LLC, up to an additional 3,200,000 shares of Chicago Pizza Common Stock to BJ Chicago at a purchase price of $2.50 per share on a date no later than August 15, 2001. Chicago Pizza's obligation to sell these shares to BJ Chicago, LLC is subject to approval by a special committee of the Board of Directors comprised solely of disinterested directors, shareholder approval and the receipt by Chicago Pizza of a written opinion letter from an investment bank or financial advisor addressed to the special committee of the Board of Directors to the effect that the sale of up to 3.2 million shares to BJ Chicago, LLC is fair to Chicago Pizza and its shareholders from a financial point of view.

                  The Jacmar Companies and Golden Resorts, Inc. are parties to the Limited Liability Company Operating Agreement of BJ Chicago, LLC (the "Operating Agreement"). Under the Operating Agreement, a unanimous vote of the managers of BJ Chicago, LLC is required for voting the shares of Chicago Pizza Common Stock held by BJ Chicago, LLC. The Jacmar Companies and Golden Resorts, Inc. are the only managers of BJ Chicago, LLC. Similarly, under the Operating Agreement, a unanimous vote of the members of BJ Chicago, LLC is required for disposing of the shares of Chicago Pizza Common Stock held by BJ Chicago, LLC or for acquiring additional shares of Chicago Pizza Common


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                                                                     Page 6 of 7


Stock. The Jacmar Companies and Golden Resorts, Inc. are the only members of BJ Chicago, LLC, with each member holding 50% of the membership interests.

         Except as set forth above, to the knowledge of the Filing Party, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Filing Party and any other person with respect to any securities of Chicago Pizza, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  1. Stock Purchase Agreement dated as of February 22, 2001 among The Jacmar Companies, William H. Tilley, BJ Chicago, LLC and Chicago Pizza dated February (incorporated by reference to Exhibit 10.15 to the Form 10-K filed by Chicago Pizza on April 2, 2001).



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                                                                     Page 7 of 7


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   May 10, 2001


                                           By:  /s/ William H. Tilley
                                               ---------------------------------
                                                     William H. Tilley